Exhibit 99.4

CISCO SYSTEMS, INC.

STOCK OPTION ASSUMPTION AGREEMENT

Dear «Name»:

As you know, on September 16, 2005, (the “Closing Date”) Cisco Systems, Inc. (“Cisco”) acquired Sheer Networks, Inc. (“Sheer”) (the “Acquisition”) pursuant to the Agreement and Plan of Merger by and among Cisco Systems, Inc., Santa Barbara Acquisition Corp., and Sheer dated July 26, 2005 (the “Merger Agreement”). On the Closing Date you held one or more outstanding options to purchase shares of Sheer common stock granted to you under the Sheer Networks, Inc. 2000 Stock Option Plan (referred to in some documents as the Sheer Networks Inc. Employee and Consultant Stock Option Plan and herein referred to as the “Plan”). Pursuant to the Merger Agreement, on the Closing Date, Cisco assumed all obligations of Sheer under your outstanding option (or options). This Stock Option Assumption Agreement (the “Agreement”) evidences the terms of Cisco’s assumption of an option (or options) to purchase Sheer common stock granted to you under the Plan (the “Sheer Option”), and documented by a stock option agreement (or stock option agreements) and any amendment(s) entered into by and between you and Sheer (the “Option Agreement(s)”), including the necessary adjustments for assumption of the Sheer Option(s) that are required by the Acquisition.

The table below summarizes your Sheer Option(s) immediately before and after the Acquisition:

SHEER OPTION				ASSUMED SHEER OPTION

Grant Date	Option Type	Sheer Shares	Exercise Price per Share	No. of Shares of Cisco Stock	Exercise Price per Share

«DoG»	«Type»*	«SheerShares»	«SheerPrice»	«CisShares»	«CisPrice»

*	[Confidential personal tax information].

The post-Acquisition adjustments are based on the Option Exchange Ratio of 0.3219512096 (as determined in accordance with the terms of the Merger Agreement) and are intended to: (i) assure that the total spread of your assumed Sheer Option(s) (i.e., the difference between the aggregate fair market value and the aggregate exercise price) does not exceed the total spread that existed immediately prior to the Acquisition; (ii) to preserve, on a per share basis, the ratio of exercise price to fair market value that existed immediately prior to the Acquisition; and (iii) to the extent applicable and allowable by law, to retain Israeli tax incentive status under the Israeli Income Tax Ordinance (the “Ordinance”) and the regulations promulgated thereunder. The number of shares of Cisco common stock subject to your assumed Sheer Option(s) was determined by multiplying the Option Exchange Ratio by the number of shares remaining subject to your Sheer Option(s) on the Closing Date and rounding the resulting product down to the next whole number of shares of Cisco common stock. The exercise price per share of your assumed Sheer Option(s) was determined by dividing the exercise price per share of your Sheer Option(s) by the Option Exchange Ratio and rounding the resulting quotient up to the next whole cent.

Unless the context otherwise requires, any references in the Plan and the Option Agreement(s) to: (i) the “Company” or the “Corporation” means Cisco, (ii) “Stock,” “Common Stock” or “Shares” means shares of Cisco common stock, (iii) the “Board of Directors” or the “Board” means the Board of Directors of Cisco and (iv) the “Committee” means the Compensation and Management Development Committee of the Board of Directors of Cisco. All references in the Option Agreement(s) and the Plan relating to your status as an employee of Sheer will now refer to your status as an employee of Cisco or any present or future Cisco subsidiary.

The vesting commencement date, vesting schedule and expiration date of your assumed Sheer Option(s) remain the same as set forth in the Option Agreement(s), but the number of shares subject to each vesting installment and the exercise price per share have been adjusted to reflect the effect of the Acquisition. Vesting of your assumed Sheer Option(s) will be suspended during all leaves of absence in accordance with Cisco’s policies, and the only permissible methods to exercise your assumed Sheer Option(s) are cash, check, wire transfer, or through a cashless exercise program with a Cisco-designated broker. All other provisions which govern either the exercise or the termination of your assumed Sheer Option(s) remain the same as set forth in the Option Agreement(s), and the provisions of the Option Agreement(s) will govern and control your rights under this Agreement to purchase shares of Cisco common stock, except (i) no assumed Sheer Option(s) may be “early exercised” (i.e., an assumed Sheer Option may be exercised for shares of Cisco common stock only to the extent the assumed Sheer Option is vested at the time of exercise pursuant to the applicable vesting schedule) and (ii) as expressly modified by this Agreement, the Merger Agreement or otherwise in connection with the Acquisition. Upon termination of your employment with Cisco you will have the limited applicable post-termination exercise period specified in your Option Agreement(s) for your assumed Sheer Option(s) to the extent vested and outstanding at the time of termination after which time your assumed Sheer Option(s) will expire and NOT be exercisable for Cisco common stock.

In accordance with, and when required by, the Israeli tax rules and subject to the replacement of current trustee for Sheer Option(s), your assumed Sheer Option(s) will be held in trust by UBank Trust Company Ltd., an Israeli company whose address is 38 Rothchild Blvd., Tel-Aviv, 66883, Israel or any other trustee nominated by Cisco and approved by the Israeli Income Tax Commission (the “Trustee”) and your assumed Sheer Option(s) shall only be exercisable according to the terms set forth by the Trustee.

[Confidential personal tax information]

To exercise your assumed Sheer Option(s), you must utilize one of Cisco’s designated brokers. Please refer to Cisco’s option exercise policies and procedures detailed on Cisco’s Stock Administration website

(https://wwwin-tools.cisco.com/FinAdm/STOCK/servlet/stockweb). Please call Cisco’s EMEA Human Resources Connection at +44 (0) 20 8824 4444 for further information.

Nothing in this Agreement or the Option Agreement(s) interferes in any way with your right and Cisco’s right, which rights are expressly reserved, to terminate your employment at any time for any reason. Future options, if any, you may receive from Cisco will be governed by the terms of the Cisco stock option plan under which such options are granted, and such terms may be different from the terms of your assumed Sheer Option(s), including, but not limited to, the time period in which you have to exercise vested options after your termination of employment.

Please sign and date this Agreement and by October 10, 2005, return it to Cisco at the following address:

Cisco Systems, Inc.

170 West Tasman Dr.

MS-11-1

San Jose, CA 95134

Attn: Lisa Newton, Stock Administration

Until your fully executed Acknowledgment (attached to this Agreement) is received by Cisco’s Stock Administration Department your Cisco account will not be activated. If you have any questions regarding this Agreement or your assumed Sheer Option(s), please contact Lisa Newton at (408) 853-7144.

CISCO SYSTEMS, INC.

By:	/s/ Mark Chandler
Mark Chandler
Corporate Secretary

[ACKNOWLEDGMENT PAGE FOLLOWS]

ACKNOWLEDGMENT

The undersigned acknowledges receipt of the foregoing Stock Option Assumption Agreement and understands and agrees that all rights and liabilities with respect to the assumed Sheer Option(s) listed on the table above are hereby assumed by Cisco and are as set forth in the Option Agreement(s) for such assumed Sheer Option(s), the Plan and this Stock Option Assumption Agreement and agree to the terms as set forth in such Stock Option Assumption Agreement.

DATED: , 2005
«Name» -Optionee

Address:

Taxpayer ID No.:

ATTACHMENTS

Exhibit A –Form S-8 Prospectus

Exhibit A

Form S-8 Prospectus